17 MARCH 2011

SIMBERI (PNG) UPDATE

- **Tank repair complete. Production ready to resume, pending satisfaction of PNG Government department review**
- **No impact from recent tsunami activity in Pacific Ocean**

Allied Gold Limited has completed repairs to a tailing mixing tank at its 100% owned Simberi gold mine in Papua New Guinea.

All is in readiness for a return to gold production, however the company is awaiting formal approval by the PNG Department of Environment and Conservation (DEC) to recommence production.

The DEC late yesterday ordered Simberi to not resume production until such time as the company submits detailed design to show a bunding/containment system to be built around the tank, an additional leak monitoring system, and additional environmental monitoring and re-commissioning plans for the tailings mixing tank.

Many of these plans and programmes are already in place and such request will be submitted to the DEC. DEC officers were on site last week. When the DEC provides written authorisation, Simberi will recommence.

As previously advised, the repair work involved fixing an onshore pipe and valve to the onshore tailings mixing tank. The onshore tailings mixing tank (approximately 8metres high by 8 metres wide) is some 150 metres from the process plant. It dilutes the process tailings with ten parts sea water before it is then safely disposed into the sea.

Within 60-90 minutes of being alerted to the leak (which occurred at night), Simberi management stopped processing. Contrary to media reports the leak - which was in the form of diluted tailings material - occurred after being processed through the mixing tank and did not impact sea life such as whales or dugongs.

Tsunami Update
Simberi operations were unaffected by the recent tragic events in Japan on Friday and subsequent tsunami activities in the Pacific region. As part of standard operating protocols management engaged with the local community and police department to ensure pre-emptive measures were taken.

For more details, please contact:

Simon Jemison Investor Relations & Media +61 418 853 922

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

ABOUT ALLIED GOLD

Allied Gold is an emerging 200,000 ounce per annum gold producer with production and exploration assets in Papua New Guinea and the Solomon Islands approximately 3 hours by plane from Brisbane, Australia. The company's 100%-owned Simberi gold mine is 85 kilometres from Lihir Island in the Tabar Islands group in Papua New Guinea. Simberi commenced gold production in 2008, produced 64,000 ounces in 2009-10 and its process plant is being expanded to a throughput of 3.5 Mtpa to produce 100,000 ounces per annum by late 2011. Allied Gold acquired Gold Ridge in the Solomon Islands in late 2009 when it acquired Toronto-listed Australian Solomons Gold. Allied has invested $150 million to refurbish and redevelop Gold Ridge which is expected to produce an average 120,000 ounces per annum for a minimum ten years. Allied Gold Limited is listed on the ASX, TSX and the London AIM exchanges.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396